EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	1999	2000	2001	2002	2003	Six months ended June 30, 2004
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 131	$ 119	$ 96	$ 83	$ 78	$ 37
Interest portion of annual rentals	5	3	3	4	3	1
Total fixed charges	136	122	99	87	81	38
Preferred stock dividends (1)	10	13	11	9	9	4
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 146	$ 135	$ 110	$ 96	$ 90	$ 42
Earnings:						
Pretax income from continuing operations	$ 325	$ 295	$ 324	$ 300	$ 488	$ 155
Total fixed charges (from above)	136	122	99	87	81	38
Less: interest capitalized	1	3	1	1	1	-
Total earnings for purpose of ratio	$ 460	$ 414	$ 422	$ 386	$ 568	$ 193
Ratio of earnings to combined fixed charges and preferred stock dividends	3.15	3.07	3.84	4.02	6.31	4.60

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods